Ting S. Chen tchen@cravath.com T+1-212-474-1794 New York	Bethany Pfalzgraf bpfalzgraf@cravath.com T+1-212-474-1728 New York

December 12, 2023

Thermo Fisher Scientific Inc.
Olink Holding AB (publ)
Schedule TO-T Filed December 1, 2023
Filed by Orion Acquisition AB and Thermo Fisher Scientific Inc.
File No. 005-93360

Dear Ms. Chalk and Messrs. Callaghan and Kim:

On behalf of Thermo Fisher Scientific Inc. (“Thermo Fisher” or “Parent”) and Orion Acquisition AB (“Buyer”), we are providing Thermo Fisher’s responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter dated December 6, 2023 (the “Comment Letter”), with respect to the Amended and Restated Offer to Purchase, dated December 1, 2023, filed as Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO-T (the “Tender Offer Statement”).

Thermo Fisher is concurrently filing Amendment No. 7 to the Tender Offer Statement via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in italics, followed in each case by the responses of Parent and Buyer in standard typeset.  Terms not otherwise defined in this letter shall have the meanings set forth in the Offer to Purchase.  All references to page numbers in these responses are to the pages of the Offer to Purchase.

If you have any questions regarding the contents of this letter, please do not hesitate to contact us.

Schedule TO-T/A Filed December 1, 2023

General Comments, page i

1.
We reissue prior comment 1 in our letter dated November 13, 2023. While you have clarified that the Offer is being made to all holders of Offer Securities, the Offer to Purchase still states that the Offer cannot be accepted from holders of Offer Securities in certain jurisdictions. See Rule 14d-10(a)(1) and Exchange Act Release No. 34-58597 Section II.G.1 (September 19, 2008) for guidance. Please revise the disclosure in the first full paragraph on page iv of the Offer to Purchase accordingly.

Response 1:

In response to the Staff’s comment, the disclosure in the first full paragraph on page iv of the Offer to Purchase has been revised.

Summary Term Sheet, page 1

2.
We reissue in part prior comment 7 in our letter dated November 13, 2023. While you have disclosed that Buyer will accept and promptly pay for all Offer Securities validly tendered during a subsequent offering period, please address the treatment of Offer Securities validly tendered during the initial offering period if Buyer elects to have a subsequent offering period. You state in your response letter that such securities will be purchased promptly, but we do not see that disclosure in your revised offer materials.

Response 2:

Respectfully, we submit that Parent has disclosed that it will promptly pay for all tendered and accepted Offer Securities pursuant to the Offer in (i) the first paragraph of the disclosure in response to the question “If I accept the Offer, how will I get paid?” on page 7 of the Offer to Purchase, in which we state: “Buyer will promptly pay cash for tendered and accepted Offer Securities pursuant to the Offer to the Tender Agents, which will act as agents for tendering shareholders, in accordance with Rule 14e-1 of the Exchange Act”, (ii) the first paragraph of Section 1—“Terms of the Offer” on page 16 of the Offer to Purchase, in which we state: “Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly after the Expiration Time pay for all Offer Securities validly tendered prior to the Expiration Time and not properly withdrawn as described under Section 4—‘Withdrawal Rights’” and (iii) the first paragraph of Section 2—“Acceptance for Payment and Payment for Offer Securities—Payment” on page 18 of the Offer to Purchase, in which we state: “Payment for the Offer Securities will be made promptly after the Acceptance Time in accordance with Rule 14e-1(c) of the Exchange Act”.

As further clarification, the disclosure in the Summary Term Sheet in response to the question “If I accept the Offer, how will I get paid?” on page 7 of the Offer to Purchase has been supplemented.

3.
We note the new disclosure under “If I decide not to tender, how will the Offer affect my Shares or ADSs?” and elsewhere in the Offer to Purchase, added in response to prior comment 5 in our letter dated November 13, 2023. We reissue that comment in part. You state that if Buyer consummates the Offer at a tender level below the 90% threshold required to conduct a Compulsory Redemption, Olink will remain a separate legal entity and remaining Olink shareholders “would have any rights granted to minority shareholders under applicable Swedish law.” Please describe those rights here as well as the other places in the Offer to Purchase where you discuss consummating the Offer at a tender level representing above 50% but below 90% of the outstanding Shares. Additionally, expand your disclosure to address the requirements for continued listing of the ADSs on Nasdaq in that circumstance.

Response 3:

In response to the Staff’s comment, the disclosure in the Summary Term Sheet in response to the question “If the Offer is completed, will Olink continue as a publicly traded company?” on page 10 of the Offer to Purchase, the disclosure in the Summary Term Sheet in response to the question “If I decide not to tender, how will the Offer affect my Shares or ADSs?” on page 11 of the Offer to Purchase, the disclosure in Section 13—“Purpose of the Offer; Plans for Olink” on page 51 of the Offer to Purchase and the disclosure in Section 14—“Certain Effects of the Offer—Stock Quotation; Exchange Act Registration” on page 50 of the Offer to Purchase have been supplemented.

4.
We note the new disclosure under “If I decide not to tender, how will the Offer affect my Shares or ADSs?” that if Buyer chooses to reduce the Minimum Tender Condition below 90% but above 50%, “Buyer may, but is not obligated to, provide for a subsequent offering period.” We further note the disclosure added on pages 6 and 16 of the Offer to Purchase, in response to prior comment 11 in our letter dated November 13, 2023, to the effect that the Offer will remain open for at least five U.S. business days if the Minimum Tender Condition is decreased. Please clarify whether at least five U.S. business days would remain in the initial offering period after such a change, or whether your revised disclosure about a subsequent offering period is intended to address prior comment 11. In your response letter, tell us whether Buyer will seek to rely on the guidance set forth in Section II.C.5 of Release No. 33-8957 (September 19, 2008) to reduce the Minimum Tender Condition without extending the initial offering period and withdrawal rights after such waiver.

Response 4:

In response to the Staff’s comment, Parent respectfully advises that Buyer will not seek to rely on the guidance set forth in Section II.C.5 of Release No. 33-8957 (September 19, 2008) to reduce or waive the Minimum Tender Condition without extending the initial offering period and withdrawal rights after such reduction or waiver.  As stated in the Summary Term Sheet in response to the question “What are the most significant conditions of the Offer?” and in Section 1—“Terms of the Offer” of the Offer to Purchase, “[i]f Buyer elects, in its sole discretion, to reduce or waive the threshold percentage required to meet the Minimum Tender Condition, the Offer will remain open for at least five (5) business days following Buyer’s announcement of such reduction or waiver of the Minimum Tender Condition”.

Conditions to the Offer, page 52

5.
We reissue in part prior comment 20 in our letter dated November 13, 2023. While you have disclosed that “any material change in information provided or sent to Olink shareholders will be promptly disclosed to such Shareholders by amendment to [the] Offer to Purchase,” please clarify that any waiver or assertion of a “triggered” Offer condition will be communicated in this fashion.

Response 5:

In response to the Staff’s comment, the disclosure in Section 16—“Conditions to the Offer” on page 53 of the Offer to Purchase has been supplemented.

Sincerely,

Ting S. Chen
Bethany Pfalzgraf

Christina Chalk, Shane Callaghan and Eddie Kim
Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Copy to:

Michael A. Boxer, Thermo Fisher Scientific, Inc.

VIA EDGAR

4